EXHIBIT 99.3

Press Release

Qatar Petroleum joins Total as a partner in the Exploration

Block 11B/12B in South Africa

Paris, February 5, 2018 – Total has signed an agreement to sell a 25% interest in the Exploration Block 11B/12B, offshore South Africa, to Qatar Petroleum. The transaction remains subject to regulatory approval.

“This transaction enhances the partnership on Block 11B/12B in preparation for the high potential exploration well scheduled to be drilled on the block at the end of 2018. Total is delighted to broaden its long-standing relationship with Qatar Petroleum and combine efforts to explore this promising region offshore South Africa,” commented Arnaud Breuillac, President, Exploration & Production at Total.

Commenting on the agreement, Mr. Saad Sherida Al-Kaabi, the President & CEO of Qatar Petroleum said “We are pleased to join our long-time partner Total in exploration activities in this frontier block offshore South Africa. This is an important milestone in our strategy to expand our international upstream footprint. We hope that the exploration efforts are successful, and we look forward to collaborating with Total, CNR, Main Street, and the South African authorities on this project.”

The Block 11B/12B is located in the Outeniqua Basin, around 175 kilometers off the southern coast of South Africa, and covers an area of 19,000 square kilometers with water depths ranging from 200 to 1,800 meters. Upon receiving all regulatory approvals the new partnership structure will be as follows: Total (operator, 45%), Qatar Petroleum (25%), CNR international (20%) and Main Street (10%).

Total and Qatar Petroleum

Total and Qatar Petroleum have built a strong partnerships through the years. In Qatar, Total also holds a 20% interest in the upstream part of Qatargas 1, as well as stakes in Qatargas 1 (10%), Dolphin Energy (24.5%) and Qatargas 2 train 5 (16.7%). In 2016, Total entered the Al-Shaheen concession with a 30% interest. Total is also partner with Qatar Petroleum in the Laffan Refinery 1 (10%), Laffan Refinery 2 (10%) and the Qapco (20%) and Qatofin (48.6%) petrochemical plants.

In addition to the activities in Qatar, this strategic partnership extends our cooperation in Africa, where Qatar Petroleum holds a 15% stake in Total E&P Congo.

About Qatar Petroleum

Qatar Petroleum is an integrated national oil company (NOC) responsible for the sustainable development of the oil and gas industry in Qatar and beyond. Qatar Petroleum’s activities encompass the entire spectrum of the oil and gas value chain locally, regionally, and internationally, and include the exploration, refining, production, marketing and sales of oil and gas, liquefied natural gas (LNG), natural gas liquids (NGL), gas to liquids (GTL) products, refined products, petrochemicals, fertilizers, steel and aluminum.

Qatar Petroleum is committed to contribute to a better future by meeting today’s economic needs, while safeguarding our environment and resources for generations to come. Thriving on innovation and excellence, Qatar Petroleum is bound to the highest levels of sustainable human, socio-economic, and environmental development in Qatar and beyond.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Qatar Petroleum contacts

Public Relations & Communications Department: +974 4013 3945 l media@qp.com.qa

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.